Board of Directors
Icahn Enterprises L.P.
767 Fifth Avenue
New York, New York 10153

Dear Board of Directors:

As stated in Note 2 to the consolidated financial statements of Icahn Enterprises L.P. and Subsidiaries (“Icahn Enterprises”) for the nine months and three months ended September 30, 2007, Icahn Enterprises changed its method of allocating gains and losses related to the disposition of common control acquired entities to third parties. While the undersigned believes that both the historical method and the new method of allocating such gains and losses are acceptable alternatives under generally accepted accounting principles and that audited financial statements for prior periods were correct in this regard, management believes the newly adopted accounting principle is preferable because of the reasons stated below. Based on our review and discussion, we concur with management’s judgment that the newly adopted accounting principle is preferable in the circumstances. In formulating this position, we are relying on management’s business planning and judgment, which we do not find unreasonable.

•
Upon Icahn Enterprises’ acquisition of an entity under common control, Icahn Enterprises reflects the acquired entity in a manner similar to a pooling of interests. Icahn Enterprises’ general partner capital account is charged or credited with the difference between the consideration Icahn Enterprises pays for the entity and its predecessor basis prior to the acquisition by Icahn Enterprises. Upon later sale of such an entity to a third party, historically, the gain or loss was allocated between the general partner and limited partners in accordance with their respective percentage interests under the partnership agreement. The newly adopted accounting principle allocates this gain or loss by first restoring the general partner’s capital account for the cumulative charges or credits recorded during periods prior to the common control acquisition and then allocating the remaining gain or loss among the general and limited partners in accordance with their respective percentage interests under the partnership agreement. Under the newly adopted accounting policy, total partners’ equity, which is 98.01% attributable to the limited partners pursuant to the partnership agreement, will not change. Management believes that the newly adopted accounting method better reflects the economics of the transactions in the earnings per limited partner unit; and

•	The newly adopted accounting method provides for the general partner’s capital accounts to be restored to their original 1.99% ownership basis per the partnership agreement.

At your request, we have reviewed and discussed with management the circumstances, business judgment, and planning that formed the basis for making this change in accounting principle.

It should be recognized that professional standards have not been established for selecting acceptable alternative principles that exist in this area or for evaluating the preferability of acceptable alternative accounting principles. Accordingly, we are furnishing this letter solely for purposes of Icahn Enterprises’ compliance with the requirements of the Securities and Exchange Commission, and it should not be used or relied on for any other purpose.

We have not audited any consolidated financial statements of Icahn Enterprises L.P. and Subsidiaries as of any date or for any period subsequent to December 31, 2006. Accordingly, we are unable to express an opinion on whether the method of accounting for the effect of the change is in conformity with accounting principles generally accepted in the United States of America or if the financial information included in Part I of this Form 10-Q is fairly presented.

Very truly yours,

/s/GRANT THORNTON LLP

New York, New York
November 7, 2007